Exhibit 12

MGIC INVESTMENT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except for ratio data)

	Three
	Months
	Ended
	March 31,	Year ended December 31,
	2016	2015	2014	2013	2012	2011

Net income (loss) before taxes	$103,688	$487,687	$254,723	$(46,152)	$(928,644)	$(484,299)

Fixed charges:
Interest expense	13,125	65,078	65,783	65,656	59,526	69,135
Amortization of debt expense	1,576	3,854	3,865	14,007	39,818	34,136
Rent expense (1/4)
(reasonable approximation of the interest factor)	134	551	704	1,139	2,224	2,429

Total fixed charges	14,835	69,483	70,352	80,802	101,568	105,700

Net earnings (loss) and fixed charges	$118,523	$557,170	$325,075	$34,650	$(827,076)	$(378,599)

Ratio of net earnings (loss) and fixed charges to fixed charges	8.0	8.0	4.6	0.4	(1)	(1)

(1) Total earnings were insufficient to cover fixed charges by $928.6 million and $484.3 million in 2012 and 2011, respectively. Total losses included net losses incurred of $2.1 billion and $1.7 billion in 2012 and 2011, respectively.